

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3720</u>

December 18, 2006

Mr. Carl G. Verboncoeur
Chief Executive Officer and Treasurer
Rydex Investments
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

Re: **Currency Shares Japanese Yen Trust**
        Registration Statement on Form S-1
        Filed on November 21, 2006
        File no. 333-138881

Dear Mr. Verboncoeur:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. We note, for example, cites to the "Triennial Central Bank Survey," as well as to *A Foreign Exchange Primer,* and *Trading in the Global Currency Markets* on page 21.

Prospectus Summary – page 2

2. We note that the Distributor will prepare marketing materials regarding the shares. Pursuant to Section II.B.2.i of Release 33-6900, please provide us with copies of any sales literature you intend to use in connection with this offering prior to its use. Also, please confirm that you will continue to abide by this obligation subsequent to effectiveness of the registration statement.

Prospectus Cover Page

3. We note that you have included the name of Rydex Investments on the prospectus cover page, where the lead underwriter is identified pursuant to Item 501(b)(8) of Regulation S-K. Advise us why you believe the Sponsor should be identified here instead of the Authorized Participants who have signed a Participant Agreement.

Trust Overview – page 2

4. Tell us why the Shares will be traded until 4:15 pm daily (15 minutes after trading on the NYSE).

5. We note your statement that "transactions costs will be substantially reduced." Provide quantitative support (possibly through reference to your existing currencyshare products and their fees to date) for this statement.

The Offering – page 4

Net Asset Value – page 4

6. Indicate the time of day when you expect to publish the NAV and NAV per Share on your website. In addition, we note your later statement that no information on your website is deemed to be part of your prospectus. Tell us in your response letter why your daily calculation of NAV and NAV per Share should not be deemed part of your prospectus.

Trust Expenses – page 6

7. Please advise as to what consideration you have given regarding risk factor disclosure addressing tax consequences to investors in the event that the Trust is required to withdraw Japanese Yen to pay expenses, as referenced in the final paragraph.

8. Provide quantitative support for your expectation that the additional expenses (not covered by the Sponsor) will be "insignificant in amount in compared to the value of the Trust." For example, confirm that your statement is supported by your past experiences with your other CurrencyShares' programs.

Purchasing activity in the Japanese Yen market associated with the purchase of Baskets… - page 10

9. We note your statement that "[i]f the price of Japanese Yen declines, the trading price of the Shares will also decline." Since the price of the Shares is not directly tied to the NAV per share, it does not appear that this is an absolute statement and that the trading price might not be tied directly to the price of Japanese Yen. For example, if the Trust experiences a significant increase in its expenses due to an unexpected event, the expenses could reduce the NAV which could cause a stock price decline while the price of Japanese Yen does not decline. Please confirm or clarify your statement.

The shares are a new securities product. Their value could decrease if unanticipated operational or trading problems were to arise. – page 12

10. Please revise, as applicable, to include disclosure related to examples of operational or trading problems that have arisen in connection with the six additional exchange-traded programs referenced in the final paragraph on page 20.

The Depositary Trust Agreement may be amended to the detriment of Shareholders without their consent. – page 15

11. Please revise to indicate how shareholders will receive notice in the event the Trust Agreement is amended absent shareholder consent.

Plan of Distribution – page 47

12. Tell us in your response letter how you plan to identify additional Authorized Participants throughout the duration of the offering.

Legal Matters – page 51

13. Please revise to describe how the fees paid to Foley & Lardner are calculated. We note that the fees are "based on the NAV of the Trust."

Form of Statement of Financial Condition, page F-3

14. As the Trust becomes operational, please revise your future filings to separately present the balance of Japanese Yen deposits held in the interest bearing account and the balance held in the non-interest bearing account.

Notes to Financial Statements

Note 2. Significant Accounting Policies, page F-4

15. We note that you determined the Japanese Yen to be the functional currency of the trust. Please provide us with the analysis you used to make this determination. In your response, please address the following:

a) The Sponsor fee is accrued based upon 0.40% of the Japanese Yen in the Trust. Please tell us the currency in which this payment will be denominated.

b) We note that certain costs may be incurred which will require settlement in US Dollars. Please tell us the magnitude of costs which are anticipated to require settlement in US Dollars, and how this was considered in your functional currency determination.

c) We note that in the event that the interest deposited exceeds the sum of the Sponsor`s fee for the prior month plus other Trust expenses, if any, the Trustee will convert the excess into US Dollars at a prevailing market rate and distribute the US Dollars to shareholders. Please tell us how this was considered in your determination of the functional currency.

Item 15. Recent Sales of Unregistered Securities

16. The sale of 10,000 shares to the Sponsor should be reflected here.

Exhibits

17. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Accountant, at (202) 551-3363 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: George T. Simon, Esq. (via facsimile)
        Foley & Lardner LLP